Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

March 2, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

Facsimile No.: (+1-202) 772-9213

RE:	Tata Motors Limited

Form 20-F for the fiscal year ended March 31, 2010

Filed September 30, 2010

File No. 001-32294

Dear Ms. Cvrkel,

This is in response to the Staff’s comment letter, dated December 30, 2010, relating to the annual report on Form 20-F of Tata Motors Limited (“the Company”) for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2010 Form 20-F. Our responses to the comments are as follows.

Item 4 – Information on the Company

B. Business Overview

Reducing Costs and breakeven points, page 16

1.	We note your strategy includes reducing costs and breakeven point. In addition, your August 2010 investor presentation emphasizes reducing the breakeven point for Jaguar Land Rover (“JLR”). Accordingly, it appears that you should consider including a discussion of your breakeven point by commercial vehicles, passenger vehicles, utility vehicles and exports, with a corresponding standalone discussion of JLR, in future filings. In particular, consider quantifying management’s target breakeven point and including a corresponding calculation of such amounts. In this regard, we note you quantify such amounts in terms of capacity in the August 10, 2010 earnings call.

Response:

The Company respectfully submits to the staff that information regarding break even point in terms of capacity for Jaguar Land Rover (JLR) was intended to be transitional in nature in view of the significant acquisition and losses in fiscal 2009. Going forward, the Company does not intend to provide such information either with respect to JLR in particular nor in general with respect to commercial vehicles, passenger vehicles, utility vehicles and exports.

The Company supplementally advises the Staff, that several steps have been taken to integrate JLR business which include appointment of CEO to overview the entire automotive business, sharing of product development resources, joint development projects, joint sourcing, shared services, manufacturing of certain JLR products on CKD basis for Indian markets, etc. The Company now views all the automotive operations as part of global automotive business.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 14. Intangible Assets, page F-33

2.	You indicate that the recoverable amount of the JLR cash generating unit has been determined based on the value in use. In this regard, please clarify whether the fair value less cost to sell could be determined or whether you relied on paragraphs 19 and 20 of IAS 36 to assess the recoverable amount of the JLR cash generating unit.

Response:

The Company respectfully advices the Staff that the Company determined the recoverable amount of the JLR cash generating unit based on the value in use which substantially exceeded the carrying amount as of March 31, 2010. Accordingly, in accordance with paragraph 19, IAS 36, Impairment of Assets, the Company did not determine the fair value less costs to sell. The Company also considered the guidance in BCZ 23, IAS 36, Impairment of Assets, which indicates that in determining the recoverable amount no preference should be given to fair value less costs to sell or value in use, and therefore, the Company determined the recoverable amount of JLR cash generating unit based on value in use.

As described in footnote 35 to the Company’s consolidated financial statements included in the Form 20-F for the year March 31, 2010, the Company acquired JLR in fiscal 2009 from the Ford Motor Company which was an arm’s length transaction between two knowledgeable and willing parties. The Company believes it may be possible to determine the fair value less costs to sell to reflect the amount the Company may have been able to obtain in an arm’s length transaction with a knowledgeable willing buyer even though the JLR cash generating unit is not traded in an active market and there was no binding sale agreement as of March 31, 2010. Therefore, the Company has not relied on paragraph 20, IAS 36, Impairment of Assets, which in part states that value in use may be considered as an asset’s recoverable amount, if it is not possible to determine the fair value less costs to sell.

Note 30. Gain on sale of equity interest in subsidiary, page F-50

3.	You indicate that the sale of a 20% interest in Telco Construction Equipment Company Limited (“Telcon”) to Hitachi Construction Machinery Company Limited resulted in the loss of control in the Telcon joint venture. However, it appears that you have a significant continuing involvement in the operations of the Telcon joint venture. As such, please provide us with the control analysis performed at the time you reduced your interest in the Telcon joint venture from 60% to 40%. In addition, please provide us details regarding your involvement with regards to Telcon’s operating activities as well as the decision making hierarchy regarding Telcon prior to and subsequent to the transaction. Your response should clearly explain why the sale of a 20% interest in the Telcon joint venture resulted in your loss of control with respect to this entity when you continue to retain a 40% interest.

Response:

The Company respectfully advises the Staff that consequent to sale of the Company’s 20% equity ownership interest in Telco Construction Equipment Company Limited (“Telcon”) on March 30, 2010, Hitachi Construction Machinery Company Limited’s (“Hitachi”) equity ownership interest increased from 40% to 60% and Hitachi became Telcon’s majority owner. Consequent to the sale, Telcon became an equity method investee (as defined in paragraph 2, IAS 28, Investments in Associates) of the Company and, as explained in the following paragraphs, the Company did not retain any continuing involvement with Telcon’s operations to the degree that would result in the Company retaining effective control over Telcon.

The Company considered the guidance in paragraph 13, IAS 27 (2008), Consolidated and Separate Financial Statements, and concluded that consequent to the sale of the equity ownership interest, Telcon’s control transferred to Hitachi. The Company’s basis supporting the loss of control is described below:

(i)	In accordance with the shareholders’ agreement, the board of directors (referred as “board”) has the power to control Telcon’s financial and operating policies. Telcon’s board consists of 8 members. Consequent to the sale, the composition of the board was changed to increase the number of directors nominated by Hitachi from 3 to 5 and decrease the number of directors nominated by the Company from 5 to 3.

(ii)	Hitachi has the right to appoint managing director (the chief executive officer and a member of the board), previously appointed by the Company. The managing director has the authority to make significant decisions and has substantial power to manage Telcon’s operations in the ordinary course of business and for implementation of Telcon’s policies. The managing director is authorized by the board (through a simple majority) to enter into binding contracts and commitments on Telcon’s behalf and to appoint senior management personnel including the chief financial officer.

(iii)	Board decisions are made by a simple majority vote except for approval of annual operating budget which requires an affirmative vote by the Company (prior to the sale, Hitachi had the same right). The Company considered the guidance provided by the International Accounting Standards Board (referred to as IASB) at its meeting in February 2004, and concluded that the affirmative vote required for approval of the annual operating budget did not give the Company the right to block Hitachi’s ability to control and direct Telcon’s operations in the ordinary course of business. The Company, as more fully described below, concluded that the affirmative vote did not give it the ability to block Hitachi’s operating and financial policy decisions because:

(a)	Telcon (engaged in the business of manufacture and sale of construction equipment) is a mature business. The Company has been engaged in the manufacture and sale of construction equipment from fiscal 1961 as a division, which was transferred to Telcon upon its incorporation as a wholly-owned subsidiary in fiscal 1999. In fiscal 2000, Hitachi acquired 20% ownership interest in Telcon. Telcon’s revenues have been stable over the years and increase in revenues has been typically proportionate to India’s infrastructure investment growth. Nature of operating costs, consisting of mainly raw materials and employee compensation, and Telcon’s cost structure as a proportion of revenues have not changed significantly over the years. Excess of actual over budgeted costs are required to be ratified through a simple majority vote of the board.

(b)	The annual operating budget contains overall capital budget expenditure for each manufacturing facility. Telcon has not incurred significant capital expenditure except on construction of new manufacturing facilities and on significant capacity expansions. Any change in the allocation of capital expenditure budget between manufacturing facilities is approved by a simple majority vote of the board.

(c)	Borrowing limits for working capital and capital expenditure are specified in the annual operating budget. Historically, Telcon’s borrowings have generally been substantially lower than board approved limits. In accordance with its business plan, Telcon does not expect to incur any substantial indebtedness except on capital expenditure for new manufacturing facility and substantial capacity expansion. Additionally, the managing director and the chief financial officer jointly have the power to select the lenders, negotiate and approve borrowing arrangements including the power to collateralize and pledge the Company’s assets.

(d)	The managing director has the power to:

•	select suppliers and enter into any binding contracts for raw material and capital purchases including negotiation and authorization of supply terms and conditions;

•	negotiate and approve collective wage bargaining agreements with the union representing majority of Telcon employees;

•	make purchase and lease decisions and;

•	make decisions on purchases for replacement or additional items of plant and equipment within the overall amount specified in the annual operating budget.

(iv)	Compensation of the managing director is determined and approved by a simple majority vote of the board. Compensation of other senior management is approved by the managing director.

(v)	The sale consideration included control premium paid by Hitachi.

(vi)	The Company and Hitachi have the right of first refusal to buy additional equity interest in Telcon at fair value in the event of sale by either of the two shareholders. As the right of first refusal is at fair value, the Company or Hitachi would not be in an economically different position as compared to a sale to another third party. Therefore, the right of first refusal does not preclude loss of control as the Company has transferred the risks and rewards relating to the ownership interest sold. Additionally, in the event of a breach of the shareholders’ agreement by the Company, Hitachi has an option to acquire the Company’s remaining interest in Telcon at fair value less a discount of 20%. Similarly, in the event of a breach of the shareholders’ agreement by Hitachi, the Company has an option to put the shares to Hitachi at fair value plus a premium of 20%. The call and put options do not preclude sale recognition as these options are protective and remote.

In consideration of the factors described in the preceding paragraphs, the Company respectfully advices the Staff that consequent to the sale of its 20% equity ownership interest to Hitachi, Telcon’s control transferred to Hitachi and therefore as a result of this loss in control, which represents a significant economic event, as explained in BC55, IAS 27 (2008), Consolidated and Separate Financial Statements, the Company appropriately recognized the gain on disposal in the income statement for fiscal 2010.

*            *             *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Juan Migone

(Securities and Exchange Commission)

Ravi Kant, Vice-Chairman

Carl-Peter Forster, Chief Executive Officer and Managing Director

P M Telang, Managing Director-India Operations

Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)

N. Venkatram

(Deloitte Haskins & Sells)

John D. Young, Jr.

(Sullivan & Cromwell LLP)